October 3, 2008

VIA EDGAR

Robert Telewicz
Senior Staff Accountant
Jennifer Monick
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N. E.
Washington D.C. 20549

Re: PICO Holdings, Inc. Form 10-K for the year ended December 31, 2007 filed February 29, 2008, Form 10-Q for the Quarterly Period Ended Match 31, 2008, filed May 9, 2008, Definitive Proxy Statement filed March 19, 2008

File No. 033-36383

Dear Mr. Telewicz and Ms. Monick:

Thank you for your letter dated September 26, 2008 with respect to our Form 10-K for the year ended December 31, 2007, our Form 10-Q for the three months ended March 31, 2008 and our Definitive Proxy Statement. We appreciate that the Staff’s comments are designed to enhance the overall disclosures to shareholders and other readers of our filings in order to assist them in better understanding our business and operations and the risks and uncertainties inherent in those operations.  The text of the Staff’s comments from the September 26, 2008 letter is set forth in bold text below and the Company’s response is directly beneath the comment.

Form 10-K for the year ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations - Years Ended December 31, 2007, 2006 and 2005

Net Income or Loss, page 31

1.  We note your response to our prior comment.  Please tell us how you have complied with SFAS 109, or tell us why you believe it was not necessary to include the SFAS 109 disclosures for these subsidiaries.

In response to the Staff’s request, we respectfully inform the Staff that we excluded the gross net operating loss and related valuation allowance from footnote 7, Federal, foreign and state income taxes because we were not be able to use these losses in our consolidated U.S. federal income tax return and it was both immaterial and inconsequential to the consolidated financial statements.  The total loss and equivalent valuation allowance that was excluded from the table for the year ended December 31, 2007 (the only year in the three years ended December 31, 2007 where we have this situation) is approximately $411,000.  In future filings, we will include the gross net operating loss carryforward and related valuation allowance in the footnote disclosure.

Exhibits 31.1 and 31.2

2.  We note your response to our prior comment five.  We note you continue to omit “(or persons performing the equivalent functions”) from paragraph five.  Please revise your certifications in future filings to comply with the Exchange Act Rules.

In response to the Staff’s request, we respectfully inform the Staff that we will revise our certifications in future filings to comply with Exchange Act Rules.

Definitive Proxy Statement

Compensation Discussion and Analysis

Our Compensation Philosophy and Programs, page 12

3. We note your response to comment eight of our letter dated July 29, 2008 and your proposed additional disclosure.  As it appears that you have benchmarked different elements of your compensation against different peer groups for both your CEO and your other NEOs, in addition to your proposed disclosure please also identify the companies that comprise each group.  Refer to Item 402(b) (2) (xiv) of Regulation S-K.  Additionally, we note that you intend to disclose actual “cash compensation” of your CEO and other NEOs compared to target levels.  Please advise why you intend to disclose cash compensation information rather than total compensation information.

In response to the Staff’s comments, we respectfully inform the Staff that we will disclose in our annual filings with the SEC, the specific peer group companies used in our future annual reviews of compensation for both our CEO and our other NEOs.  We also clarify to you that we use one group of peer companies, but that they may be selected from one or more industry categories that we determine to be comparable.  In addition, we respectfully submit that we intend to disclose all elements of compensation and total compensation as required to be in full compliance with applicable laws, rules, and regulations; and as we have done in the past.  We used the term “cash compensation” in our July 29, 2008 letter to refer to the sun of salary, bonus, and non-equity incentive plan compensation, specific individual elements of total compensation reported in the Summary Compensation Table and representing a portion of, but not a substitute for, Total Compensation.

PICO Holdings, Inc. acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer any further questions or provide additional information. I can be reached directly at 858 652 4132 or you may contact our Chief Financial Officer, Max Webb at 858 652 4114.

Sincerely,

/s/ Damian C. Georgino
Damian C. Georgino
Executive Vice President, Chief Legal Officer
PICO Holdings, Inc.